Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.

ANNOUNCES EXPANSION OF PORTFOLIO WITH PENDING $7.1 MILLION UPREIT TRANSACTION

Tampa, FL – July 17, 2019 - Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the signing of a definitive UPREIT agreement to acquire a 35,000-square-foot, single tenant office building in Norfolk, Virginia for total consideration of $7.1 million.

GIP expects to fund the transaction with the issuance of 400,000 operating partnership units in Generation Income Properties LP (a subsidiary of GIP), priced at $5.00 per unit, for a total value of $2,000,000 plus an additional $100,000 in cash, and the assumption of approximately $5 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence, as well as satisfactory assumption of the existing mortgage debt. The Company also anticipates refinancing the debt once the property is contributed to the Company.

An UPREIT allows current owners of a property to defer paying income taxes on the transfer of property to an operating partnership owned by a REIT, while providing the option to convert ownership in the partnership into shares of the REIT.

David Sobelman, President and Chief Executive Officer of GIP, noted, “We are truly honored to be held in such esteem that our UPREIT program is resonating so well with owners and partnerships. We look forward to working through this process to add this single tenant asset to our portfolio”.

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GIPREIT.COM